ESM
BANCSHARES, INC.



September 10, 2009



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      ES Bancshares, Inc.
         Request to Withdraw Registration Statement on Form S-3
         (SEC File No. 333-161359)
         -----------------------------------------------------------

Ladies and Gentlemen:

On behalf of ES Bancshares, Inc. , a Maryland corporation (the "Company"), and pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's Registration Statement on Form S-3 (File No. 333-161359), filed with the Commission on August 14, 2009, including exhibits (the "Registration Statement").

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Please note that the Registration Statement was not declared effective by the Commission and no securities of the Company were sold pursuant to the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact the Company's outside counsel, either Kip Weissman at (202) 274-2029 or Steve Lanter at (202) 274-2004.

Respectfully,

/s/ Anthony P. Costa

Anthony P. Costa,
Chairman and Co-CEO

cc:      Philip Guarnieri, President and Co-CEO
         Kip Weissman, Esq.
         Steven Lanter, Esq.